November 27, 2019

Judith F. Marks
President and Chief Executive Officer
Otis Worldwide Corporation
One Carrier Place
Farmington, CT 06032

       Re: Otis Worldwide Corporation
           Amendment No. 2 to
           Draft Registration Statement on Form 10
           Submitted November 15, 2019
           CIK No. 0001781335

Dear Ms. Marks:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Form 10 filed November 15, 2019

General

1. Please revise to disclose provisions in your Amended and Restated Certificate of
       Incorporation and Amended and Restated Bylaws relating to the rights of stockholders to call special meetings and to act by written consent.
 Judith F. Marks
Otis Worldwide Corporation
November 27, 2019
Page 2

       You may contact Effie Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameJudith F. Marks                         Sincerely,
Comapany NameOtis Worldwide Corporation
                                                          Division of
Corporation Finance
November 27, 2019 Page 2                                  Office of
Manufacturing
FirstName LastName